SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Northern Tier Energy LP
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

665826103
(CUSIP Number)

Barry Johnson Authorized Officer ACON Investments, L.L.C. 1133 Connecticut Avenue, NW, Suite 700 Washington, D.C. 20036 (202) 454-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)
_____________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665826103	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS NTI GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,622,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,622,500 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,622,500 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.7% (See Item 5)*
14	TYPE OF REPORTING PERSON OO
*
The calculation is based on a total of 92,086,053 Common Units of the Issuer outstanding as of August 13, 2013 as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 14, 2013.

CUSIP No. 665826103	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Northern Tier Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,622,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,622,500 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,622,500 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.7% (See Item 5)*
14	TYPE OF REPORTING PERSON PN
*
The calculation is based on a total of 92,086,053 Common Units of the Issuer outstanding as of August 13, 2013 as reported in the prospectus supplement filed by the Issuer with the Commission on August 14, 2013.

CUSIP No. 665826103	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Northern Tier Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,622,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,622,500 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,622,500 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.7% (See Item 5)*
14	TYPE OF REPORTING PERSON OO
*
The calculation is based on a total of 92,086,053 Common Units of the Issuer outstanding as of August 13, 2013 as reported in the prospectus supplement filed by the Issuer with the Commission on August 14, 2013.

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D filed on November 19, 2012, as amended and supplemented by Amendment No. 1 filed on November 28, 2012, Amendment No. 2 filed on January 24, 2013, Amendment No. 3 filed on February 11, 2013, Amendment No. 4 filed on May 8, 2013 and Amendment No. 5 filed on May 24, 2013 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by NTI GenPar LLC, Northern Tier Investors LP and Northern Tier Investors, LLC with respect to the Common Units of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the last paragraph under the subheading April 2013 Resale Offering Lock-Up Agreement:

“August 2013 Resale Offering

On August 14, 2013, the Issuer, NTE, NTH, in its capacity as selling unitholder (the “Selling Unitholder”), Northern Tier Energy Holdings LLC and NTE GP entered into an underwriting agreement attached hereto as Exhibit 12 (the “August 2013 Resale Offering Underwriting Agreement”) with Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representative of the underwriters named therein (the “August 2013 Resale Offering Underwriters”), providing for the offer and sale by the Selling Unitholder (the “August 2013 Resale Offering”), and purchase by the August 2013 Resale Offering Underwriters, of 11,500,000 Common Units of the Issuer at a price of $22.03 per Common Unit, which represents the public offering price of $22.85 per Common Unit less the August 2013 Resale Offering Underwriters’ discount of $0.82 per Common Unit.  Pursuant to the August 2013 Resale Offering Underwriting Agreement, the Selling Unitholder also granted the August 2013 Resale Offering Underwriters a 30-day option to purchase up to an aggregate of 1,725,000 additional Common Units of the Issuer on the same terms.

The August 2013 Resale Offering closed on August 19, 2013.

August 2013 Resale Offering Lock-Up Agreement

Each of NTH, NTE GP and each executive officer and director of NTE GP agreed with the August 2013 Resale Offering Underwriters, pursuant to a lock-up agreement (each, an “August 2013 Resale Offering Lock-Up Agreement”), not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or engage in any hedging or other transaction that is designed to or reasonably could be expected to lead to or result in a sale or disposition of, any of their Common Units, or any options or warrants to purchase any of their Common Units, or any securities convertible into, exchangeable for or that represent the right to receive Common Units, for a period beginning on the date of such August 2013 Resale Offering Lock-Up Agreement and continuing for 45 days after August 14, 2013, the date of the prospectus supplement related to the August 2013 Resale Offering (such period, the “August 2013 Resale Offering Lock-Up Period”), except with the prior written consent of the representatives of certain of the August 2013 Resale Offering Underwriters.

The August 2013 Resale Offering Lock-Up Period will be automatically extended if: (1) during the last 17 days of the August 2013 Resale Offering Lock-Up Period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the August 2013 Resale Offering Lock-Up Period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the August 2013 Resale Offering Lock-Up Period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.”

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D as follows:

“References to and descriptions of the Underwriting Agreement, the Transaction Agreement, the Partnership Agreement, the Supplemental Indenture, the Registration Rights Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the April 2013 Resale Offering Underwriting Agreement, the April 2013 Resale Offering Lock-Up Agreement, the August 2013 Resale Offering Underwriting Agreement and the August 2013 Resale Offering Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Underwriting Agreement, the Transaction Agreement, the Partnership Agreement, the Supplemental Indenture, the Registration Rights Agreement, the form of Lock-Up Agreement, the Resale Offering Underwriting Agreement, the form of Resale Offering Lock-Up Agreement, the April 2013 Resale Offering Underwriting Agreement, the form of April 2013 Resale Offering Lock-Up Agreement, the August 2013 Resale Offering Underwriting Agreement and the form of August 2013 Resale Offering Lock-Up Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11, Exhibit 12 and Exhibit 13, respectively, and are incorporated herein by reference.”

Page 5 of 9 Pages

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b)                      The following disclosure assumes that there are 92,086,053 Common Units of the Issuer outstanding as of August 13, 2013, which figure is based on information set forth in the prospectus supplement filed by the Issuer with the Commission on August 14, 2013.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 35,622,500 Common Units of the Issuer, which constitutes approximately 38.7% of the outstanding Common Units of the Issuer.”

Item 7. Material to Be Filed as Exhibits

This Amendment supplements Item 7 of the Original Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Original Schedule 13D:

“12.
Underwriting Agreement, dated August 14, 2013, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC, Northern Tier Holdings LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP on August 15, 2013).

13.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters.”

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2013

NTI GenPar, LLC

By: /s/ Barry E. Johnson
Name: Barry E. Johnson Title: Authorized Officer

Northern Tier Investors LP
By: /s/ Barry E. Johnson
Name: Barry E. Johnson Title: Authorized Officer

Northern Tier Investors, LLC
By: /s/ Barry E. Johnson
Name: Barry E. Johnson Title: Authorized Officer

Page 7 of 9 Pages

INDEX TO EXHIBITS

1.
Agreement of Joint Filing by NTI GenPar, LLC, Northern Tier Investors LP and Northern Tier Investors, LLC, dated as of November 19, 2012 (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by NTI GenPar LLC, Northern Tier Investors LP and Northern Tier Investors, LLC on November 19, 2012).

2.
Underwriting Agreement, dated July 25, 2012, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

3.
Transaction Agreement, dated July 25, 2012, by and among Northern Tier Holdings LLC, Northern Tier Energy GP LLC, Northern Tier Energy LLC, Northern Tier Energy Holdings LLC, Northern Tier Retail Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 10.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

4.
First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012 (previously filed with the Commission as Exhibit 3.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

5.
Supplemental Indenture, dated as of November 2, 2012, by and among Northern Tier Energy LLC, Northern Tier Finance Corporation, the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on November 6, 2012).

6.
Amended and Restated Registration Rights Agreement, dated July 31, 2012, by and among TPG Refining, L.P., ACON Refining Partners, L.L.C., NTI Management Company, L.P., NTR Partners LLC, NTR Partners II LLC, Northern Tier Investors, LLC, Northern Tier Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

7.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Capital, Inc., as representatives of the several underwriters (previously filed with the Commission as Exhibit 7 to Schedule 13D/A filed by NTI GenPar, LLC, Northern Tier Investors LP and Northern Tier Investors, LLC on November 28, 2012).

8.
Underwriting Agreement, dated January 17, 2013, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC, Northern Tier Holdings LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP on January 22, 2013).

9.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 9 to Schedule 13D/A filed by NTI GenPar, LLC, Northern Tier Investors LP and Northern Tier Investors, LLC on January 24, 2013).

Page 8 of 9 Pages

10.
Underwriting Agreement, dated April 30, 2013, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC, Northern Tier Holdings LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP on May 1, 2013).

11.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 11 to Schedule 13D/A filed by NTI GenPar, LLC, Northern Tier Investors LP and Northern Tier Investors, LLC on May 8, 2013).

12.
Underwriting Agreement, dated August 14, 2013, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC, Northern Tier Holdings LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP on August 15, 2013).

13.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters.

Page 9 of 9 Pages